EX-99.1

September 13, 2019TSX: SAM

Starcore Reports Q1 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) has filed the results for the first quarter ended July 31, 2019 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

Financial Highlights for the three-month period ended July 31, 2019 (unaudited):

•	Cash and short-term investments on hand is $2.0 million at July 31, 2019;
•	Gold and silver sales of $6.4 million;
•	Loss of $0.8 million, or $(0.02) per share;
•	EBITDA(1) of $(86);

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the quarters ended July 31, 2019 and 2018:

(in thousands of Canadian dollars) (unaudited)	Quarter ended July 31,
	2019	2018
Revenues	$6,389	$10,623
Cost of Sales	(6,339)	(9,950)
Earnings (loss) from mining and toll processing operations	50	673
Administrative Expenses, interest and foreign exchange	(1,089)	(1,065)
Sale of Altiplano	(36)	-
Income tax recovery	244	11
Net income	$ (831)	$ (381)
(i) Income (loss) per share – basic	$ (0.02)	$ (0.00)
(ii) Income (loss) per share – diluted	$ (0.02)	$ (0.00)

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

Reconciliation of Net income to EBITDA(1)
For the three months ended July 31,	2019	2018
Net Loss	$ (831)	$ (381)
Sale of Altiplano	36	-
Income tax recovery	(244)	(11)
Interest	90	88
Depreciation and depletion	863	1,053
EBITDA	$ (86)	$ 749
EBITDA MARGIN(2)	(1.3)%	7.0%

(1)

EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

(2)

EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three month period ended July 31, 2019:

•	Equivalent gold production of 3,711 ounces;
•	Mine operating cash cost of US$1,234/EqOz;
•	All-in sustaining costs of US$1,452/EqOz;

The following table is a summary of mine production statistics for the San Martin mine for the periods ended July 31, 2019 and 2018 and for the previous year ended April 30, 2019:

		Actual Results for
	Unit of measure	3 months ended July 31, 2019	3 months ended July 31, 2018	12 months ended April 30, 2019
Mine Production of Gold in Dore	thousand ounces	3.3	3.3	13.7
Mine Production of Silver in Dore	thousand ounces	36.1	72.7	224.5
Gold equivalent ounces	thousand ounces	3.7	4.3	16.4

Silver to Gold equivalency ratio		89.2	78.5	81.9
Mine Gold grade	grams/tonne	1.99	1.53	1.63
Mine Silver grade	grams/tonne	31.7	49.0	39.6
Mine Gold recovery	percent	85.1%	88.1%	86.2%
Mine Silver recovery	percent	58.4%	59.6%	58.4%
Milled	thousands of tonnes	60.8	77.4	301.9
Mine operating cash cost per tonne milled	US dollars	75	55	58
Mine operating cash cost per equivalent ounce	US dollars	1,234	997	1,061

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA	EVAN EADIE
Telephone: (604) 602-4935	Investor Relations
Facsimile: 1-604-602-4936	Telephone: (604) 602-4935 x 230
Toll Free: 1-866-602-4935

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for the adequacy or accuracy of this press release.